SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



         For the fiscal year ended December 31, 1996

         Commission File Number 1-2227

         G.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  401(K) Retirement Savings Plan

         H. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         CROWN CORK & SEAL COMPANY, INC.
                                  ONE CROWN WAY
                           PHILADELPHIA, PA 19154-4599

                                      INDEX


                                                                    Pages


Signatures......................................................      3

Report of Independent Accountants...............................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA...   7 to 14

Exhibit 23 - Consent of Independent Accountants................      15

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                               Crown Cork & Seal Company, Inc.
                                               401 (K) Retirement Savings Plan



                                       By:     /s/ James T. Malec
                                               James T. Malec
                                               Member, Benefit Plan Committee

Date: June 25, 1997

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Financial Statements
and Supplemental Information
December 31, 1996

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Financial Statements and Supplemental Information
December 31, 1996
--------------------------------------------------------------------------------


         Index

                                                                        Page

Report of Independent Accountants                                        1

Statement of Net Assets Available for Plan Benefits                      2
December 31, 1996 and 1995

Statement of Changes in Net Assets Available for Plan Benefits,
with Fund Information   For the Year Ended December 31, 1996             3


Notes to Financial Statements                                          4 - 7

Schedule I   - Item 27a - Schedule of Assets Held for
               Investment Purposes at December 31, 1996                  8

Schedule II  - Item 27d - Schedule of Reportable Transactions            9
               For the Year Ended December 31, 1996



Note:     Other schedules required by ERISA are not applicable.

                        Report of Independent Accountants


June 18, 1997

To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
December 31, 1996 and 1995
--------------------------------------------------------------------------------

                                                        1996           1995*
                                                        ----           -----
Investments:
  Fixed Income Fund                                $ 62,722,492    $ 65,401,645
  Crown Stock Fund                                   42,880,689      35,706,664
  Vanguard Index Trust Fund                          18,524,077      13,297,699
  Vanguard International Growth Portfolio Fund        4,153,092       2,689,236
  Vanguard Explorer Fund                              3,014,648       2,040,725
  Vanguard Balanced Index Fund                        2,374,046       2,118,224
  Vanguard Bond Index Fund                              548,538         529,861
  Participant loans                                     545,888         485,060
                                                   ------------    ------------
          Total investments                         134,763,470     122,269,114
Employer contributions receivable                        82,454          83,216
Employee contributions receivable                       321,778         327,749
Other receivables                                         9,112           9,219
                                                   ------------    ------------
Net assets available for plan benefits             $135,176,814    $122,689,298
                                                   ============    ============





* Certain prior year amounts have been reclassified to conform to the current year presentation.

The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits,
with Fund Information
For the Year Ended December 31, 1996
-------------------------------------------------------------------------------


                                                         Vanguard
                                              Vanguard   International          Vanguard Vanguard
                     Fixed          Crown     Index      Growth        Vanguard Balanced Bond
                     Income         Stock     Trust      Portfolio     Explorer Index    Index   Participant Accrued
                     Fund           Fund      Fund       Fund          Fund     Fund     Fund    Loans       Receivable   Total
                     ---------      --------  ---------  ----------    ---------------- -------  -----------  ----------  ------


Additions:
Contributions:
    Employer                       $961,928                                                                    $82,454   $1,044,382
    Participants    $1,012,541    1,464,309   $772,079    $237,484   $227,091  $134,566  $79,874               321,778    4,249,722
Participant loan
  repayments            35,857       35,650     20,748       3,410      3,757       665      149  ($109,348)     9,112
Investment income    3,372,396      767,104    396,087     175,680    168,075   101,623   32,844     45,057               5,058,866
Net realized
 gains (losses)
    on investments                  892,208    241,639      26,528     31,822    38,825   (2,626)                         1,228,396
Net unrealized
 gains (losses)
    on investments                9,353,706  2,662,142     285,721     94,076   163,306   (9,100)                        12,549,851
Other receipts          14,975       21,005     22,181       9,135     40,397     4,069                                     111,762
                    ----------   ----------  ---------    --------   --------   -------  -------   ----------  -------   ----------
    Total Additions  4,435,769   13,495,910  4,114,876     737,958    565,218   443,054  101,141    (64,291)   413,344   24,242,979
                    ----------   ----------  ---------    --------   --------   -------  -------   ----------  -------   ----------
Deductions:
Distributions
  to participants   (7,344,657)  (2,282,728)(1,464,469)   (191,396)  (172,569) (228,043)  (6,847)   (64,754)            (11,755,463)
Participant loans      (61,686)     (70,980)   (45,104)     (1,826)    (8,532)   (1,557)    (188)   189,873
                   ------------   ---------- ----------  ---------  ---------  --------  --------  ---------   -------  -----------
 Total Deductions   (7,406,343)  (2,353,708)(1,509,573)   (193,222)  (181,101) (229,600)  (7,035)   125,119             (11,755,463)
                   ------------   ---------- ----------  ---------  ---------  --------  -------- ---------    -------  -----------

Increase(decrease)
 in net assets prior
  to interfund
    transfers       (2,970,574)  11,142,202  2,605,303     544,736    384,117   213,454   94,106     60,828    413,344   12,487,516
Interfund
  transfers            291,421   (3,968,177) 2,621,075     919,120    589,806    42,368  (75,429)             (420,184)
                    -----------  ----------  ---------    --------   --------   --------  -------    ------    --------- -----------
Net increase
 (decrease)in
  net assets
  available for
     benefits       (2,679,153)   7,174,025  5,226,378   1,463,856    973,923   255,822   18,677     60,828     (6,840)  12,487,516
Net assets at
  beginning
     of year*       65,401,645   35,706,664 13,297,699   2,689,236  2,040,725 2,118,224  529,861    485,060    420,184  122,689,298
                   -----------   ---------- ----------  ---------  ---------  ---------  -------    -------   -------- ------------

Net assets
at end of year     $62,722,492  $42,880,689 $18,524,077 $4,153,092 $3,014,648 $2,374,046 $548,538  $545,888   $413,344 $135,176,814

                   ===========  =========== =========== ========== ========== ========== ========  ========   ======== ============


* Prior year amounts have been reclassified to conform to the current year presentation. See Note 3.

 The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 1996
--------------------------------------------------------------------------------

1.   Description of Plan

               The following description of the Crown Cork & Seal Company, Inc. (the "Company") 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

               General. The Plan is a defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary elections and through Company matching contributions. Generally, salaried employees are eligible to participate in the Plan after completing one year of service and attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

               The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the "Committee"). The Committee appointed The Vanguard Fiduciary Trust Company ("Vanguard") to assume both trustee and recordkeeping responsibilities.

               Contributions. The Plan has two components: a participant salary deferral 401(k) component and a Company matching contribution component. The salary deferral 401(k) component of the Plan allows before-tax employee contributions of 2 to 12% of annual compensation. The Plan also allows after-tax employee contributions of 1 to 8% of annual compensation. Contribution rates are subject to certain limitations, as prescribed by law. The Company makes matching contributions equal to 50% of the employee's contribution, up to a maximum of 3% of compensation. Company contributions are made in the form of Company common stock.

               Vesting. All employee contributions are 100% vested when contributed to the Plan. Company matching contributions vest 25% for each year of service. Upon the completion of four years of service all Company matching contributions vest immediately. Any forfeitures
          arising   under   the  Plan  are  used  to   reduce   future   Company
          contributions.

               Investment Options. Participants may direct employee contributions in 10% increments in any of the following seven investment options:

           (1) Fixed Income Fund - A fixed income fund which invests primarily in investment contracts issued by insurance companies and commercial banks .

           (2) Crown Stock Fund - A fund which invests in shares of Company common stock.

           (3) Vanguard Index Trust Fund - A growth and income stock fund which invests in all stocks included in the Standard & Poor's 500 Index in approximately the same proportions as they are represented in the S&P index.

Crown Cork & Seal Company, Inc 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 1996
--------------------------------------------------------------------------------

1.   Description of Plan (continued)

         (4) Vanguard International Growth Portfolio Fund - An international stock fund which invests in the common stocks of foreign corporations located outside the United States.

         (5) Vanguard Explorer Fund - An aggressive growth stock fund which invests in the common stocks of small companies.

         (6) Vanguard Balanced Index Fund - A balanced fund which invests 60% of its assets in a portfolio of stocks expected to parallel the returns of the Wilshire 5000 Index and 40% of its assets in a fixed income portfolio that is structured to track the Lehman Brothers Aggregate Bond Index.

         (7) Vanguard Bond Index Fund - An intermediate-term bond fund which invests in a combination of securities expected to perform similarly to the Total Bond Market Portfolio of Lehman Brothers Aggregate Bond Index.

               Payment of Benefits. Participants are eligible to receive distributions of the vested portions of their account balances upon meeting certain criteria as specified in the Plan document. All distributions are paid in a lump sum or periodic annuity payments (either cash or Company stock).

               Participant Loans. The Plan allows for loans to participant's in excess of $1,000 and not to exceed 50% of the participant's vested account balance up to $50,000 (subject to restrictions further described in the Plan document). Loan terms range from one to five years or up to 10 years for the purchase of primary residence. The loans bear interest at a fixed rate (Prime Rate plus 1%)prevailing on the date the loan is granted. Principal and interest is paid ratably through payroll deductions.


               Plan Termination. In the event of Plan termination, each participant will become fully vested and will be entitled to receive a benefit equaling the participant's interest in the Plan, including that portion attributable to Company contributions.

               Related Party Transactions. Certain Plan investments include shares of mutual funds managed by the Trustee. These transactions qualify as party-in-interest transactions which are exempt from prohibited transaction rules.

Crown Cork & Seal Company, Inc 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 1996
--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies

     Basis of Presentation. The Plan maintains its financial records and prepares its financial statements using the accrual basis of accounting. Purchases and sales of investments are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Investment income earned, but not received, is accrued. Distributions to participants are recorded in the period when remitted to participants.

     Investments in securities listed on a national exchange are valued on the basis of year-end closing prices. Guaranteed investment contracts are fully benefit responsive and stated at contract value, which approximates fair value. Interest rates on guaranteed investment contracts ranged between 4.9% and 7.0% at December 31, 1996 and 4.9% and 8.3% at December 31, 1995.
     Average yields on guaranteed investment contracts were 6.0% in 1996 and 6.2% in 1995. Shares of registered investment companies are valued at quote market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans receivable are valued at cost, which approximates fair value.

     Realized gains or losses on the sale of investments are determined based on average cost. Such gains and losses are computed on a current value basis for Form 5500. A difference may result in the classification between realized and unrealized, but the total gain or loss will be unaffected.

     Plan Expenses. All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

3.   Reclassification of Prior Year Balances

     The Statement of Changes in Net Assets Available for Plan Benefits has been modified from the prior presentation to separately disclose accrued receivables. Accordingly, net assets at the beginning of 1996 have been reclassified as follows:

                                As Previously   Reclassified to    Revised
                                 Reported At      Accrued         Balance at
                              December 31, 1995  Receivables   December 31, 1995
                              ------------------ ------------ ------------------
      Fixed Income Fund       $ 65,503,082      ($ 101,437)    $ 65,401,645
      Crown Stock Fund          35,913,867        (207,203)      35,706,664
      Index Trust Fund          13,356,752         (59,053)      13,297,699
      International Growth -
         Portfolio Fund          2,707,262         (18,026)       2,689,236
      Explorer Fund              2,057,869         (17,144)       2,040,725
      Balanced Index Fund        2,129,361         (11,137)       2,118,224
      Bond Index Fund              536,045          (6,184)         529,861
      Participant loans            485,060                          485,060
      Accrued receivables                          420,184          420,184
                              ------------     --------------  ------------
                              $122,689,298        $      0     $122,689,298
                             ==============    ==============  ============

Crown Cork & Seal Company, Inc 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 1996
--------------------------------------------------------------------------------

4.   Investments

     At December 31, 1996 and 1995, the Plan held the following investments which represent 5% or more of the total fair value of Plan assets:

                                                         1996             1995
     Fixed Income Fund (contract value):
      Metropolitan Life Insurance Company
       Guaranteed Investment Contract #GAC-12704 $6,991,832 $6,585,176 The Prudential Asset Management Group
       Guaranteed Investment Contract                      -          7,270,783
      Caisse Des Depots et Consignations
       Guaranteed Investment Contract                  9,539,777      9,682,762
     Crown Cork & Seal Common Stock                   42,880,689     35,706,664
     Vanguard Index Trust Fund                        18,524,077     13,297,699

5.   Tax Status of the Plan

     The Plan was amended and restated, effective January 1, 1994 to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has received a favorable determination letter from the Internal Revenue Service (IRS) dated February 22, 1996, and accordingly, the Trust is not subject to federal or local income taxes.

6.   Insurance Company Seizure

     On August 11, 1994, regulators in both the United States and Canada seized control of Confederation Life Insurance Company. These actions were taken to prevent the possibility of massive demands for cash following a failed business combination. At the time of the seizure, the Plan's Fixed Income Fund included an investment contract with a value of approximately $4.8 million. The recognition of interest income was suspended coincident with the seizure on August 11, 1994. The portion of participants' account balances related to this investment are not currently subject to withdrawal except in very limited circumstances (e.g., hardships and death).

     On October 23, 1996, regulators approved a plan of rehabilitation and a liquidation order for the Confederation Life Insurance Company. In accordance with the provisions of this plan, the assets subject to seizure will be distributed to contract holders (i.e., the Plan) under a variety of payment options. Based on information currently available from the goverment regulators, it appears the liquidation payment option selected by the Company will result in a recoupment of 100% of the original frozen assets plus an established rate of return. The frozen assets are scheduled for recoupment in 1997, however, no interest has been accrued by the Plan at December 31, 1996.

                                                                   Schedule I


Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1996
--------------------------------------------------------------------------------

                                      Units/Shares
        Description                    Outstanding      Cost       Current Value

Fixed Income Fund
 Guaranteed Investment Contracts:
  Caisse Des Depots et Consignations               $   9,539,777 $   9,539,777
  Confederation Life Insurance
      Company #62469(1)                                4,760,482     4,760,482
  Metropolitan Life Insurance
      Company #GAC-12704                               6,991,832     6,991,832
  Massachusetts Mutual PGIC #10490                     1,725,772     1,725,772
  New York Life #GAC-6495                              5,328,033     5,328,033
  New York Life #GAC-30025                             5,853,080     5,853,080
  Peoples Insurance Security
     Company #BDA00036TR-1                             2,223,368     2,223,368
  Peoples Insurance Security
     Company #BDA00036TR-2                             2,015,834     2,015,834
  Peoples Insurance Security
     Company #BDA00036TR-3                             1,502,103     1,502,103
  Peoples Insurance Security
     Company #BDA00036TR-4                             2,508,566     2,508,566
  The Prudential Asset
    Management Group #7871                             4,125,675     4,125,675
  Union Bank of Switzerland #2126                      5,354,887     5,354,887
  John Hancock #GAC-8605                               5,111,218     5,111,218
 Vanguard Money Market Prime                           5,681,865     5,681,865
                                                    ------------   -----------
Total Fixed Income Fund                               62,722,492    62,722,492


Crown Stock Fund
   Crown Cork & Seal Company, Inc.
       common stock(2)                     788,610    23,610,402    42,880,689
Vanguard Index Trust Fund (3)              267,844    13,496,511    18,524,077
Vanguard International Growth
  Portfolio Fund (3)                       252,314     3,654,423     4,153,092
Vanguard Explorer Fund (3)                  56,003     2,790,896     3,014,648
Vanguard Balanced Index Fund (3)           170,549     2,050,940     2,374,046
Vanguard Bond Index Fund (3)                55,746       541,152       548,538
Participant loans receivable
 (at 9.5% - 9.75% interest rates
   and maturity dates between
     1997 and 2006)                                      545,888       545,888
                                                     -----------  ------------

     Total assets held for investment
      purposes at December 31, 1996                 $109,412,704  $134,763,470
                                                    ============  ============



(1)   See Note 6 to the accompanying financial statements.
(2) The Trustee accounts for the Plan's investment in the Crown Stock Fund based on units. At December 31, 1996 the total units owned by the Plan and net asset value per unit were 3,326,663 and $12.89, respectively.
(3)   Party-in-interest.

                                                                                                                     Schedule II

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
Item 27d - Schedule of Reportable Transactions*
For the Year Ended December 31, 1996
--------------------------------------------------------------------------------------------------------------------------------


      Identity of                                           Number of    Number    Cost of   Proceeds    Historical    Net gain
    Party Involved               Description  of Assets     Purchases   of Sales Purchases  from Sales      Cost        on Sale
    --------------               --------------------       ---------   --------  --------- ----------      ----        -------

Various Financial Institutions      Fixed Income Fund          159        159  $11,631,447  $14,208,193   $14,208,193

Crown Cork & Seal Company, Inc.     Crown Stock Fund            80        155    7,201,036   10,275,176     8,368,888   $1,906,288

The Vanguard Group                  Vanguard Index
                                      Trust Fund               110        100    6,041,495    3,818,899     3,227,760      591,139












* Transaction or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in
   Section  2520.103-6  of the  Department  of Labor Rules and  Regulations  for
   Reporting and Disclosure under ERISA.



                                       -9-


